Annual Notice Dated May 1, 2026
DREYFUS/TRANSAMERICA TRIPLE ADVANTAGE® VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company
Separate Account VA-2LNY of Transamerica Financial

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Dreyfus/Transamerica Triple Advantage® Variable Annuity, a flexible premium deferred variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for Separate Account VA-2LNY of Transamerica Financial (“Separate Account”) are available, free of charge, at https://dfinview.com/Transamerica/TAHD/893505784?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2007, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS

Account Value —On or before the annuity commencement date, the Account Value is equal to the Owner’s:
  premiums payments; minus
  partial surrenders (including the net effect of any applicable excess interest adjustments and/or surrender charges on such surrenders); plus interest credited in the Fixed Account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  any applicable service charges, premium taxes, transfer fees, and any other charges, if any.
Accumulation Unit —An accounting unit of measure used in calculating the Account Value in the Separate Account before the annuity commencement date.
Annuitant —The person during whose life and annuity payments involving life contingencies will be based on.
Annuity Commencement Date — The date upon which annuity payments are to commence. This date may be any date at least thirty days after the Contract date and may not be later than 10 days after the last day of the Contract month following the month after the Annuitant attains age 90, or 10 years from the Contract date. The annuity of commencement date may have to be earlier for qualified Contracts and may be earlier if required by state law.
Annuity Payment Option — A method of receiving a stream of annuity payments selected by the Owner.
Contract Year — A Contract Year begins on the date on which the Contract becomes effective and on each Contract anniversary.
Fixed Account —One or more investment choices under the Contract that are part of Transamerica’s general assets and are not in the Separate Account.
Guaranteed Period Option —The one year guaranteed interest rate period of the Fixed Account which Transamerica may offer into which premiums may be paid or amounts transferred.
Owner (You, Your) —The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the Annuitant and prior to the annuity commencement date is the person designated as the Owner or a successor Owner in the information that we require to issue a Contract.
Separate Account —Separate Account VA-2LNY of Transamerica Financial, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the Contracts may be allocated.
Subaccount —A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund portfolio.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About this Contract and the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

Your Contract prospectus dated May 1, 2007, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Contract within 7 years of Your last purchase payment, You may be assessed a surrender charge of up to 7% of the amount withdrawn.

Example:
If You make an early withdrawal, You could pay a surrender charge of up to $7,000 on a $100,000 investment. This loss will be greater if there is a negative Contract Adjustment, taxes, or tax penalties.
				Expenses
	Number of Years Since Purchase Payment	Surrender Charge (% of amount withdrawn)
	0-1	7%
	1-2	7%
	2-3	6%
	3-4	6%
	4-5	5%
	5-6	4%
	6-7	3%
	More than 7	0%
Are There Transaction Charges?
Yes. In addition to surrender charges, You may also be charged for other transactions under the Contract. These transaction charges include:
  Transfer Fees: You are generally allowed 18 free transfers per Contract Year between investment options. For each additional transfer beyond 18 in a Contract Year, a fee of up to $10 per transfer may be charged.
  Annual Service Charge: An annual service charge of up to $30 may be deducted from Your Account Value on each Contract anniversary and at surrender. This charge is waived if Your Account Value, or the sum of Your premium payments less all partial surrenders, is at least $50,000.
  Special Service Fees: The Company may deduct a charge of up to $25 for special services, such as overnight delivery.
  Premium Taxes: State premium taxes may be deducted from Your Account Value upon surrender, annuitization, or payment of a death benefit.
				Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
				Annuity Contract Fee Table and Expense Examples
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.30%	1.45%
	Portfolio Company (fund fees and expenses)[2],3	0.52%	1.16%
	Optional benefits (for a single optional benefit, if elected)[4]	0.15%	0.15%
	1As a percentage of Separate Account Value.
	2As a percentage of average net assets.
	[3]See below Appendix: Investment Options Available Under the Contract for more information.
	4As a percentage of benefit base or withdrawal base.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost $1,860	Highest Annual Cost $2,652
	Assumes:	Assumes:
	Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of Your Contract may decrease due to poor investment performance of the underlying investment options You select. You bear the entire investment risk for all amounts allocated to the variable investment options, and it is possible to lose the amount You invest.
				Summary The Annuity Contract
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term accumulation and retirement planning.

Withdrawals may be subject to surrender charges, income taxes, and federal tax penalties. During the accumulation phase, You may take out up to 10% of Your premium payments or any gains once per year without surrender charges. Withdrawals in excess of this amount, or within the first year, may result in a surrender charge of up to 7%.

If You allocate funds to the Fixed Account, amounts may be subject to transfer restrictions during the guaranteed period. At the end of a guaranteed period, funds will be reallocated into a new guaranteed period of the same length (or shorter if unavailable) unless You provide instructions.
				Summary Access to Your MoneyInvestment Choices
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option, including Portfolio Companies (variable options) and any Fixed Option, has its own unique risks. You should carefully review the available Investment Options and their prospectuses before making an investment decision.

You bear the entire investment risk for all amounts allocated to the Separate Account. The value of Your investment may fluctuate and You could lose the amount You invest. The Fixed Account guarantees a minimum interest rate of 3% per year, but interest above that rate is not guaranteed.
				Investment Choices The Annuity Contract
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Insurance Company. Any obligations, guarantees, or benefits under the Contract, including those associated with any Fixed Options, are subject to the claims-paying ability of Transamerica Financial Life Insurance Company. This means that if the Insurance Company is unable to meet its financial obligations, You may not receive the guaranteed payments or benefits promised under the Contract.

The financial strength of the Insurance Company is evaluated by independent rating agencies such as A.M. Best, Moody’s, and Standard & Poor’s. These ratings reflect the company’s ability to meet its insurance and annuity obligations but do not reflect the investment performance of the Variable Subaccounts.

More information about Transamerica Financial Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
				Other Information
	RESTRICTIONS			Location in Prospectus
Are There Limits on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and how You transfer Contract Value among them.
Class Restrictions:
  If You purchased the Contract after January 22, 2001, You may only invest in Service Class Subaccounts, with the exception of the Money Market and Transamerica Equity Subaccounts. Initial Class Subaccounts are only available to Contract Owners who purchased before that date.
Transfer Limitations
  You are generally allowed 18 free transfers per Contract Year between investment options. For each additional transfer beyond 18 in a Contract Year, a fee of up to $10 per transfer may be charged.
  Transfers out of a Fixed Account Guaranteed Period Option before the end of the period may be limited. For example, transfers prior to the end of a one-year guaranteed period are limited to 25% of the Account Value in that option, less any previous transfers during the current Contract Year.
The Insurance Company and the Separate Account reserve the right to:
  Add, remove, substitute, or close investment options (including Portfolio Companies and Subaccounts) at any time.
  Restrict, refuse, or limit premium payments, transfers, or the number of investment options You can hold.
  Stop accepting additional purchase payments and make other changes to the investment options available under the Contract, subject to applicable law and any contractual guarantees.
				Investment Choices
Are There any Restrictions on Contract Benefits?
Yes. Certain benefits under the Contract, such as guaranteed minimum death benefits and guaranteed minimum withdrawal benefits, are subject to restrictions and may be modified or terminated by the Insurance Company. Withdrawals that exceed limits specified by the terms of a benefit may reduce the benefit by more than the amount withdrawn or may terminate the benefit entirely.

Optional benefits may not be available for all policies and may vary depending on the Contract. The Insurance Company reserves the right to revise or discontinue benefits, and some benefits may be affected by tax rules or plan limitations.
				Taxes Death Benefit Additional Features
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Contract. There is no additional tax benefit if the Contract is purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals from the Contract will be subject to ordinary income tax and may also be subject to a 10% federal tax penalty if taken before age 59½.
				Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. Compensation is typically paid as commissions of up to 7% of purchase payments, plus an annual continuing fee based on Account Values. Additional payments may be made for sales volume, marketing support, training, and other services.

These investment professionals may have a financial incentive to offer or recommend this Contract over another investment.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly referred to as Transamerica Capital, Inc. ("TCI”)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
				Other Information - Distributor of the Contracts
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer You a new Contract in place of the one You already own. You should only exchange Your Contract if, after carefully comparing the features, fees, and risks of both Policies, and considering any fees or penalties to terminate Your existing Contract, You determine that purchasing the new Contract is preferable to continuing to own Your current Contract.
				Other Information - Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://dfinview.com/Transamerica/TAHD/893505784?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fee and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400® Index (S&P 400 Index).	BNY Mellon Investment Portfolios: MidCap Stock Portfolio - Service Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	0.87%	9.81%	9.39%	8.51%
Seeks capital appreciation.	BNY Mellon Investment Portfolios: Technology Growth Portfolio - Service Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	1.07%	27.87%	8.96%	16.97%
Seeks to match the total return of the S&P 500 Index.	BNY Mellon Stock Index Fund, Inc. - Service Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Mellon Investments Corporation	0.52%	17.23%	13.83%	14.23%
Seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity	BNY Mellon VIF Government Money Market Portfolio Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Dreyfus, a division of Mellon Investments Corporation	0.55%	3.93%	2.90%	1.79%
Seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk.	BNY Mellon VIF Growth and Income Portfolio - Service Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	1.16%	16.54%	13.93%	14.37%
Seeks capital growth.	BNY Mellon VIF Small Cap Portfolio - Service Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	1.08%	10.70%	4.00%	7.56%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.73%	6.73%	-0.38%	1.84%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%

  Some Subaccounts may be available for certain Policies and may not be available for all Policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
  As of January 22, 2001, new Contract Owners may only invest in the Service sub–accounts, with the exception of the Money Market Sub–account and the Transamerica WMC US Growth Sub–account. The Initial sub–accounts (other than the Money Market Sub–account and Transamerica WMC US Growth Sub–account) are only available to Contract Owners that purchased the Contract before January 22, 2001.
  There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2007, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR File No. 333-104243
EDGAR Contract Identifier No. C000018377